ICAP

06013422

3 May 2006

SEC MAIL RECEIVED PROCESSING
MAY 11 2006
WASH. D.C. 213 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

FILE NUMBER: 08204904

SUPPL

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

Jenny McAuley

Jenny McAuley
Company Secretarial

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

Encs:

dlw 5/15

ICAP plc
2 Broadgate
London
EC2M 7UR
Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975
www.icap.com

ICAP PLC - Acquisition

RNS Number:7812B
ICAP PLC
21 April 2006

ICAP reaches agreement to acquire EBS

London, 21 April 2006. ICAP plc (IAP.L) the world's largest interdealer broker, has agreed to acquire all of the share capital of EBS Group Limited (EBS), the pre-eminent provider of foreign exchange trading and market data solutions to the professional spot foreign exchange community. The agreement is conditional on regulatory approval.

Michael Spencer, Group Chief Executive of ICAP, commented "We are very pleased to have reached agreement to acquire EBS. The company enjoys a strong market position in interdealer spot foreign exchange with a very broad customer base. In addition, we will benefit from EBS's well qualified and experienced management and staff and we welcome them to ICAP.

Our aim is to combine EBS's strengths in electronic spot foreign exchange with ICAP's Electronic Broking business to create a single global multi-product platform with further growth potential and significant economies of scale. This platform will provide customers with more efficient electronic trade execution, reduced integration costs and give access to broad liquidity across a wide product range.

We have been very clear that our strategy is to grow ICAP's business both organically and by selected acquisition. In parallel with the continuing development of our voice broking business and the development of new markets, this acquisition takes us further towards our goal of offering comprehensive electronic execution and post-trade services for liquid, commoditised markets."

Jack Jeffery, Chief Executive of EBS, commented "Since its launch in 1993, EBS has established itself as the pre-eminent provider of trading and market data solutions for the professional FX community. Our leading position today is a demonstration of our commitment to customer service, to technology and to product innovation.

Our strategy is completely consistent with ICAP's. We firmly believe that the integration of EBS and ICAP is good for both organisations, good for our customers and good for the market as a whole."

The consideration for 100% of the share capital of EBS is US$775 million, payable in cash. EBS shareholders are also being offered:

* A partial share alternative whereby EBS shareholders may elect to receive, in aggregate, up to 36.1 million new ICAP shares in lieu of up to one third of the cash consideration they would otherwise have been entitled to; and

* A mix and match election under which EBS shareholders may receive more than one third of their cash consideration in new ICAP shares, to the extent that other EBS shareholders elect to receive less than one third of their cash consideration in new ICAP shares.

Assuming the maximum number of new ICAP shares being offered to EBS shareholders is taken up, the aggregate consideration would be $825 million, comprising approximately $517 million in cash and 36.1 million new ICAP shares (with an aggregate value of $308 million based on the closing price of an ICAP share of 477.25 pence on 20 April 2006, the day before the release of this announcement). Any new ICAP shares issued as part of the transaction will be subject to lock-up arrangements for a period of six months.

The cash consideration to be paid to EBS shareholders will be financed by a combination of ICAP's internal cash resources and debt. ICAP has an underwritten commitment for the total amount of required debt finance from JPMorgan Chase Bank, N.A.

In 2005, EBS revenue was US$206 million (up 10% on 2004) and operating profit before exceptional items and goodwill amortisation was US$37 million. ICAP does not believe that these results, which are on a UK GAAP basis, would be materially different under ICAP's accounting policies, including IFRS. At 31 December 2005, the gross assets of EBS were US$220 million (net assets: US$142 million) including cash of US$55 million. EBS has budgeted for revenue in 2006 to increase to US$227 million and operating profit to increase to US$57 million. During the first 3 months of 2006, EBS operating profit was significantly ahead of budget.

ICAP believes that there are at least US$32 million of annual cost synergies that can be achieved by 2008/9 through combining EBS with ICAP's Electronic Broking businesses; these include network infrastructure, IT and property costs. To achieve the synergies, ICAP expects to incur exceptional costs of US$24 million in the first two years following the acquisition of EBS. In addition, from April 2006 and going forwards, EBS will no longer be subject to a sales commission charge which in the year ended 31 December 2005 amounted to US$11 million and for which there is no outstanding liability. This commission related to specific revenue and its cessation is not expected to have a negative impact on future EBS revenue.

Following the acquisition, senior management of EBS including both Jack Jeffery, EBS's Chief Executive Officer, and Stephen Caplen, EBS's Head of Finance, will remain with the business within the ICAP Group.

The acquisition is expected to be accretive to ICAP's 2006/7 adjusted earnings per share.

There will be a briefing for analysts and shareholders at 10:00 am BST on 21 April 2006 at 2 Broadgate, London EC2M 7UR. An audiocast of the presentation made to analysts at 10:00 am BST on 21 April 2006 will be available on the web site, www.icap.com at 1:00 pm BST on 21 April 2006. It will remain on the web site for six months.

Contacts:

Michael Spencer	Group Chief Executive	(44) 20 7050 7400
Mike Sheard	Director of Corporate Affairs	(44) 20 7050 7103
Neil Bennett	The Maitland Consultancy	(44) 20 7379 5151

About EBS

Launched in September 1993 by a group of the world's largest foreign exchange market making banks, EBS is the pre-eminent provider of foreign exchange trading and market data solutions to the professional spot foreign exchange community. Approximately US$130 billion in spot foreign exchange, 700,000 ozs gold and 7,000,000 ozs silver transactions are conducted over the EBS Spot Dealing System in more than 40 countries each day.

The EBS shareholders are subsidiaries of the following banks and institutions: ABN AMRO, Bank of America, Barclays, Citigroup, Commerzbank, Credit Suisse First Boston, HSBC, JPMorgan Chase, Lehman Brothers, The Royal Bank of Scotland, S-E-Banken, UBS AG and the Minex Corporation of Japan.

More information about EBS is available at www.ebs.com

Citigroup Global Markets Limited acted as sole financial adviser to the EBS shareholders in relation to this transaction. Slaughter and May acted as principal legal adviser to the EBS shareholders.

About ICAP:

ICAP is the world's largest interdealer broker and following the acquisition of the BrokerTec fixed income securities businesses is the world's leading electronic broker of fixed income securities with a daily average transaction volume in excess of $1 trillion, 50% of which is electronic. The Group is active in the wholesale market for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives. For more information go to www.icap.com

JPMorgan Cazenove and Lexicon Partners Limited acted as joint financial advisers to ICAP in relation to this transaction. Macfarlanes acted as principal legal adviser to ICAP.

END

ACQEANLEAEKKEFE

Office of Fair Trade - Merger UpdateENT||ANTICIPATED ACQUISITION BY ICAP PLC OF EBS GROUP LIMITED||The Office of Fair Trading is considering whether ar

angements are in progress
or in contemplation which, if carried into effect, will result in the creation of a relevant merger situation under the merger provisions of the Enterprise Act 2002. Should it be found to be a relevant merger situation, the OFT will further consider whether the creation of that situation may be expected to result in a substantial lessening of competition within any market or markets in the United Kingdom for goods or services that warrants reference to the Competition Commission for investigation and report.

Affected Sector: Activities auxiliary to financial intermediation, except insurance and pension funding

Please send written representations about any competition or public interest issues to:

Mr Chris Bowden

Office of Fair Trading

Fleetbank House

2-6 Salisbury Square

London EC4Y 8JX

Email: chris.bowden@oft.gsi.gov.uk

FAX: 020-7211-8916

to arrive by 9 May 2006.

This information is provided by RNS
The company news service from the London Stock Exchange

END

MERSEFFIISMSELL

ICAP PLC - Holding(s) in Company

RNS Number:1238C
ICAP PLC
27 April 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ICAP plc

2. Name of shareholder having a major interest

Lansdowne Partners Limited Partnership

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lansdowne Partners Limited Partnership Client Funds

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lansdowne Partners Limited Partnership

5. Number of shares / amount of stock acquired

19,806,371

6. Percentage of issued class

3.26%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

25 April 2006

11. Date company informed

26 April 2006

12. Total holding following this notification

19,806,371

13. Total percentage holding of issued class following this notification

3.26%

14. Any additional information

15. Name of contact and telephone number for queries

Kathryn Dickinson 020 7000 5782

16. Name and signature of authorised company official responsible for making this notification

Kathryn Dickinson, Deputy Company Secretary

Date of notification

27 April 2006

END

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